NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:  RUS

PIERRE BRUNET, O.C., F.C.A., RESIGNS, WITH REGRET, AS DIRECTOR OF RUSSEL METALS INC.

TORONTO, CANADA -- December 12, 2005  -- Mr. Pierre Brunet has notified the Company that he will resign from the Board of Directors of Russel Metals Inc. effective December 31, 2005, due to his increased workload as Chairman of the Caisse de dépôt et placement du Québec.  Mr. Brunet assumed his role as Chairman of the Caisse de dépôt et placement du Québec subsequent to joining the Russel Metals Board of Directors.

Mr. Anthony F. Griffiths, Chairman of the Board, commented, "I would like to personally thank Mr. Brunet for his engaged contribution as a Board member and understand his decision to resign.  We wish Mr. Brunet the best in his demanding role as Chairman of the Caisse de dépôt et placement du Québec."

The Company also announced that it intends to replace Mr. Brunet on the Board of Directors.

Russel Metals is one of the largest metals distribution companies in North America.  It carries onbusiness in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site:  www.russelmetals.com
E-mail:  info@russelmetals.com